QWEST CORPORATION
1801 California Street
Denver, Colorado 80202
(303) 992-1400

April 18, 2005

VIA EDGAR AND FACSIMILE—(202) 942-9594

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Mr. Albert Pappas

Re:
Qwest Corporation—Request for Withdrawal of Registration Statement on Form S-4 (File Number 333-98119)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Qwest Corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its registration statement on Form S-4 (File No. 333-98119) filed with the Commission on August 14, 2002, together with all exhibits thereto (collectively, the "Registration Statement"), related to the Company's exchange offer for all of its outstanding 8 7/8% notes due 2012 (the "Exchange Offer"). The Company was unable to commence the Exchange Offer due to delays associated with the restatement of its financial statements for 2001 and 2000 and has since filed on May 3, 2004 (and amended on December 7, 2004 and March 31, 2005) a new registration statement on Form S-4 (File No. 333-115119) relating to the Exchange Offer. The Company confirms that the Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

        The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act. If you have any questions regarding this request for withdrawal or if withdrawal will not be granted, please contact Richard M. Russo, Esq. of Gibson, Dunn & Crutcher LLP, counsel to the Company, at (303) 298-5715.

Very truly yours,
QWEST CORPORATION
By:	/s/ STEPHEN E. BRILZ Stephen E. Brilz Vice President and Secretary
cc:
Richard M. Russo, Esq., Gibson, Dunn & Crutcher LLP